Exhibit 99.2

ATS CORPORATION

Management's Discussion and Analysis

For the Year Ended March 31, 2025

TSX: ATS
NYSE: ATS

Management's Discussion and Analysis
For the Year Ended March 31, 2025

This Management's Discussion and Analysis ("MD&A") for the year ended March 31, 2025 ("fiscal 2025") is as of May 29, 2025 and provides information on the operating activities, performance and financial position of ATS Corporation ("ATS" or the "Company"). It should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2025 ("Audited Consolidated Financial Statements"), which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and are reported in Canadian dollars. All references to "$" or "dollars" in this MD&A are to Canadian dollars unless otherwise indicated. Additional information is contained in the Company's filings with Canadian and U.S. securities regulators, including its Annual Information Form for fiscal 2025, found on the Company's profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company's website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements
This document contains forward-looking information within the meaning of applicable securities laws. Please see "Forward-Looking Statements" for further information on page 40.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See "Non-IFRS and Other Financial Measures" on page 43 for an explanation of such measures and "Reconciliation of Non-IFRS Measures to IFRS Measures" beginning on page 28 for a reconciliation of non-IFRS measures.

COMPANY PROFILE

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems - including automation products and test solutions - for a broadly-diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, food & beverage, consumer products, transportation, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

STRATEGY

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company's foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model ("ABM"), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into its businesses.

Grow: To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

Expand: To expand the Company's reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model
The ABM is a business management system that ATS developed with the goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

•People: developing, engaging and empowering ATS' people to build the best team;

•Process: aligning ATS' people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•Performance: consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS' playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes an acquisition, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

Key ABM drivers include:

•Strengthening the core: adopting a customer-first mindset; implementing a robust performance management system; adhering to eight value drivers; managing using key performance indicators; and leveraging daily management to measure at the point of impact;

•Delivering growth: aligning with customer success; developing organizational talent; constantly confirming that progress is being made toward stated goals; and creating annual operating and capital deployment plans for each ATS division;

•Pursuing excellence: deploying specific goals that segment strategies into relevant areas of concentration; and improving continuously using Kaizen events, problem solving and other continuous improvement initiatives, which target increased performance annually; and

•Pioneering innovation: driving automation market technology leadership; creating innovative platforms and analytics that benefit customers by reducing complexity, shortening development cycles and improving production efficiencies; and expanding the reach and scope of ATS' capabilities for competitive advantage.

Management is pursuing several initiatives to grow revenues and improve profitability with the goal of expanding its adjusted earnings from operations margin to 15% over time through a combination of operational initiatives and portfolio development. Operational initiatives include a focus on pursuing continuous improvement in all business activities through the ABM, including in acquired businesses, improving global supply chain management, increasing the use of standardized platforms and technologies, and growing revenues while leveraging the Company's cost structure. Portfolio development initiatives include efforts to grow the Company's products and after-sales service revenues as a percentage of overall revenues. Management also sees the development of the Company's digitalization capabilities as another key area of growth for the portfolio, including the collection and interpretation of data to drive meaningful change that optimizes performance for customers. In addition, management is focused on investing in innovation and employing a consistent, strategic approach to acquisitions.

BUSINESS OVERVIEW

With broad and in-depth knowledge across multiple industries and technical fields, ATS delivers custom automation solutions to customers designed to meet their volume and throughput requirements, lower their production costs, accelerate product delivery, and improve quality and quality control. ATS engages with customers on both greenfield programs, such as equipping new factories, and brownfield programs including capacity expansions, production relocations, equipment upgrades, software upgrades, efficiency improvements and factory optimizations. ATS is also building out its standard products and equipment portfolio and adding services and digital capabilities while growing its levels of reoccurring revenues. ATS is focused on expanding its market reach through its capabilities where high-value applications that are complex to manufacture and where quality is critical, align well with its strengths. ATS is selective in its choice of markets and favours regulated industries where quality and reliability are mandatory. ATS and its subsidiaries serve customers in the following markets: (a) life sciences, (b) food & beverage, (c) consumer products, (d) transportation, and (e) energy.

Life sciences includes automation solutions for high performance medical devices and hand-held and on-body monitoring devices, automated solutions for assay and chip assembly that deliver reliable test results and diagnoses, general pharmaceuticals and radiopharmaceuticals, and automation solutions for large and small scale pharmacy and laboratory operations. ATS is able to offer a unique value proposition through automation and scalability and end-to-end manufacturing capabilities to deliver a customer-centric approach and drive global impact and growth.

Food & beverage includes automation solutions for food processing and packaging, including comprehensive solutions for fresh food packaging and inspection and convenience food preparation, utilization of filling technologies for a wide range of beverages, optical sorting, X-Ray and vision technology to specialize in inspection and quality control for varied food products, and high-speed and high precision applications for packaging solutions. Within the food & beverage vertical, ATS is focused on increasing and improving service levels to support customer demand, differentiating from competitors through continued innovation and diversity and broadening global reach by expanding into new markets or penetrating further into existing markets.

Consumer products includes automation solutions for the production and packaging of personal care items, cosmetics, and household goods, as well as technologies that support warehouse automation and distribution for retail and e-commerce channels. ATS leverages modular, high-speed platforms to deliver systems that enhance throughput, ensure quality, and optimize supply chain execution across a wide variety of consumer applications.

Transportation includes automation solutions that support the assembly and testing of automotive components and systems, primarily for electric vehicles. ATS offers specialized systems for the assembly and automation of battery modules and packs, motors, rotors and axels for electric vehicles. Our solutions streamline material handling, assembly workflows, and testing technologies to optimize performance and efficiency in electric vehicle ("EV") manufacturing.

Energy includes nuclear, solar and other green energy applications. Within nuclear, ATS supports the commissioning of new reactor builds, refurbishment, operational maintenance, and decommissioning activities across Canada Deuterium Uranium (CANDU) reactors, small modular reactors (SMRs) and large-scale nuclear reactors. ATS develops and delivers specialized systems to support customers in the Company's areas of specialization, including tubing, handling, nuclear fuel fabrication, factory automation of modular assemblies for new nuclear builds and nuclear waste handling. ATS is well positioned to serve as a strategic partner from the concept and design phases all the way to execution, with a focus on improving safety and reducing manual intervention in complex, regulated environments. ATS also has automation capabilities for stationary fuel cells used in industrial and grid backup and energy storage applications. ATS also supports customers in the oil and gas space.

ATS engages at varying points in customers' automation cycles. During the pre-automation phase, ATS offers comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modelling, all of which help customers to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, ATS offers specialized equipment for specific applications and markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, ATS may supply duplicate or similar automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, ATS provides value engineering, supply-chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post-automation, ATS offers services including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often entered into at the time of new equipment sale or are available on an after-market basis on installed equipment. ATS offers a number of software and digital solutions to its customers, including connected factory floor management systems to capture, analyze and use real-time machine performance data to quickly and accurately troubleshoot, deliver process and product solution improvements, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Contract values for individual automation systems vary depending on the nature and complexity of the system and are often in excess of $1 million, with some contracts for enterprise-type programs well in excess of $10 million. Due to the custom nature of customer projects, contract durations vary, with typical durations ranging from six to 12 months, and some larger contracts extending to 18 to 24 months and beyond. Contracts for pre- and post-automation services range in value and can exceed $1 million with varying durations, and can sometimes extend over several years. Contracts for other products range in value and duration, depending on their nature.

Competitive strengths
Management believes ATS has the following competitive strengths:

Global presence, size and critical mass: Although ATS has larger competitors, as many of the Company's competitors are smaller and operate with a narrower geographic and/or industrial market focus, ATS' global presence and scale provide advantages in serving multinational customers. ATS and its subsidiaries have a presence in Canada, the United States, Italy, Germany, Belgium, the United Kingdom, Thailand, Netherlands, Ireland, China, Czech Republic, Australia, Spain, France, Indonesia, Slovakia, Japan, Singapore, India, Ukraine, Malaysia, Brazil, Switzerland, Austria, and Mexico. ATS can deliver localized service through its network of over 85 locations globally. Management believes that ATS' scale and global footprint provide it with competitive and operational advantages in supporting large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers' global operations. In addition, customers seeking to de-risk or enhance the resiliency of their supply chains also provide future opportunities for ATS to pursue by leveraging its global presence and the inherent advantages of automation on production reliability and cost.

Technical skills, capabilities and experience: ATS has designed, manufactured, assembled and serviced automation systems worldwide and has an extensive knowledge base and accumulated design expertise. Management believes ATS' broad experience in many different industrial markets and with diverse technologies, its talented workforce, which includes approximately 2,200 engineers and approximately 400 program management personnel, and its ability to provide custom automation, repeat automation, automation products and value-added services, position the Company well to serve complex customer programs in a variety of markets.

Product and technology portfolio: By having realized thousands of unique automation projects, ATS owns an extensive product and technology portfolio. ATS has a number of standard automation platforms and products, including: innovative linear motion transport systems; pallet handling and sanitary conveyance systems; robust cam-driven assembly platforms; advanced vision systems used to ensure product or process quality; optical sorting and inspection technologies; test systems; factory management and intelligence and other software solutions; proprietary weighing hardware and process control software technologies; precision fluid-dispensing equipment; aseptic containment technologies; biopharma processing equipment and high-performance tube filling and cartoning systems. Management believes the Company's extensive product and technology portfolio provides advantages in developing unique and leading solutions for customers and in maintaining competitiveness.

Recognized brands: Management believes ATS is well-known within the global automation industry due to its long history of innovation and broad scope of operations. In addition, ATS' subsidiaries include several strong brands, such as: "Avidity", a designer and manufacturer of automated water purification solutions for biomedical and life sciences applications; "Scientific Products", a specialized designer and manufacturer of pharmaceutical and packaging equipment and systems in the life sciences market;

"BioDot", a leading manufacturer of automated fluid-dispensing systems in the life sciences market; "Comecer", a provider of high-tech automation systems for the nuclear medicine and pharmaceutical industries; "Heidolph", a manufacturer of premium lab equipment for the life sciences and pharmaceutical industries; "NCC", a provider of engineered-to-order sanitary automation solutions and standalone precision conveyance equipment in the food & beverage industries; "MARCO", a provider of yield control and recipe formulation systems in the food, nutraceuticals and cosmetics sectors; "CFT", a specialist in the development and production of turn-key machines and systems for the food & beverage industries; "Paxiom", a provider of primary, secondary, and end-of-line packaging machines in the food & beverage, cannabis, and pharmaceutical industries; "IWK", a specialist in the packaging market; and "Process Automation Solutions", a provider of innovative automation and digital solutions for process and production sectors (rebranded as "Orise" effective April 1, 2025). Management believes that ATS' brands and global reputation improve sales prospecting, allowing the Company to be considered for a wide variety of customer programs.

Trusted customer relationships: ATS serves some of the world's largest multinational companies. Many customer relationships are long-standing, often spanning a decade or more, and many customers are repeat buyers who return to ATS and its subsidiaries time after time to meet their automation manufacturing, assembly, processing, and service needs.

Total-solutions capabilities: Customers often rely on ATS because it can provide comprehensive, turnkey solutions in automation. This allows customers to single source their most complex projects from ATS rather than rely on multiple engineering firms, equipment builders and/or service/component suppliers. In addition, ATS provides customers with other value-added services including pre-automation consulting, total cost-of-ownership studies, lifecycle material management, and post-automation service, optimization, training and support.

FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share and margin data)

	Q4 2025	Q4 2024	Variance	Fiscal 2025	Fiscal 2024	Variance
Revenues	$574.2	$791.5	(27.5)%	$2,533.3	$3,032.9	(16.5)%
Adjusted revenues[1]	$721.1	$791.5	(8.9)%	$2,680.2	$3,032.9	(11.6)%
Net income (loss)	$(68.9)	$48.5	(242.1)%	$(28.0)	$194.2	(114.4)%
Adjusted earnings from operations[1]	$74.3	$95.9	(22.5)%	$282.6	$397.5	(28.9)%
Adjusted earnings from operations margin[2]	10.3%	12.1%	(181)bps	10.5%	13.1%	(256)bps
Adjusted EBITDA[1]	$97.1	$115.8	(16.1)%	$368.9	$470.6	(21.6)%
Adjusted EBITDA margin[2]	13.5%	14.6%	(116)bps	13.8%	15.5%	(175)bps
Basic earnings (loss) per share	$(0.70)	$0.49	(242.9)%	$(0.29)	$1.98	(114.6)%
Adjusted basic earnings per share[1]	$0.41	$0.65	(36.9)%	$1.47	$2.61	(43.7)%
Order Bookings[3]	$863	$791	9.1%	$3,305	$2,891	14.3%

As At	March 31 2025	March 31 2024	Variance
Order Backlog[3]	$2,139	$1,793	19.3%
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."
2Non-IFRS ratio - See "Non-IFRS and Other Financial Measures."
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures."

EXECUTIVE SUMMARY

•The before tax-impact of the EV customer settlement in the amount of $171.1 million is accounted for under IFRS as (i) a partial decrease to revenue in the fourth quarter of $146.9 million (referred to as “EV customer settlement – revenue portion”); and (ii) a partial increase of selling, general and administrative ("SG&A") costs of $24.2 million (referred to as “EV customer settlement – other"), as opposed to being fully reflected as an increase of SG&A as reflected in the Company’s previously disclosed preliminary fourth quarter 2025 results. Consequently, the Company presents an adjusted revenues amount for the fourth quarter, which adjusts for the EV customer settlement – revenue portion. All other amounts reflected in the Company’s preliminary fourth quarter 2025 results remain unchanged.
•Order Bookings in the fourth quarter were $863 million, up from $791 million in the same quarter last year, which reflected 2.6% organic Order Bookings growth, 4.0% from recent acquisitions and 2.5% from the positive impact of foreign exchange translation. "Acquisitions" or "acquired companies" in this MD&A refer to companies that were not part of the consolidated group in the comparable prior-year periods. Trailing twelve month book-to-bill ratio at March 31, 2025 was 1.23:1, and was above 1.00:1 in all markets. Order Bookings, organic Order Bookings growth and book-to-bill ratio are supplementary financial measures — see "Non-IFRS and Other Financial Measures".
•Fourth quarter revenues were $574.2 million, and included the Company's EV customer settlement – revenue portion (also see "Update on Large EV Customer"). On an adjusted basis, revenues were $721.1 million, lower as expected, due to lower transportation Order Backlog entering the quarter compared to fiscal 2024, reflecting lower investment in the EV market; this was partially offset by 3.6% growth from recent acquisitions, organic revenue growth in life sciences, consumer products, food & beverage, and energy and 2.7% from the positive impact of foreign exchange translation. Adjusted revenues and organic revenue are non-IFRS financial measures and organic revenue growth is a non-IFRS financial ratio — see "Non-IFRS and Other Financial Measures".
•Order Backlog of $2,139 million at period-end was 19.3% higher than the fourth quarter of the prior year, primarily on account of higher Order Backlog in life sciences, consumer products, energy and food & beverage markets. Order Backlog is distributed across strategic global markets and regulated industries, and provides good revenue visibility. Order Backlog is a supplementary financial measure — see "Non-IFRS and Other Financial Measures".
•Non-cash working capital as a percentage of adjusted revenues was 22.4%, and includes a receivable for the negotiated settlement amount that the Company announced with an EV customer. Excluding the settlement receivable, which is expected to be received in the Company's first fiscal quarter, non-cash working capital as a percentage of adjusted revenues was just above the Company's targeted range of 15%. The Company had a net debt to pro forma adjusted EBITDA ratio at March 31, 2025 of 3.9 times, after including pro forma impacts from its acquisitions of Paxiom Group ("Paxiom") and Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"). This ratio is expected to improve by approximately 0.5 times, upon receipt of the Settlement amount. Non-cash working capital as a percentage of adjusted revenues and net debt to pro forma adjusted EBITDA are non-IFRS ratios — see "Non-IFRS and Other Financial Measures".
•Adjusted earnings from operations for the quarter was $74.3 million (10.3% adjusted earnings from operations margin), compared to $95.9 million (12.1% adjusted earnings from operations margin) a year ago, primarily due to lower transportation revenues. Adjusted earnings from operations is a non-IFRS financial measure and adjusted earnings from operations margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures".

STRATEGIC BUSINESS ACQUISITIONS

On July 24, 2024, the Company acquired Paxiom. With headquarters in Montreal, Canada, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food & beverage, cannabis, and pharmaceutical industries. Paxiom's product line complements ATS' packaging and food technology businesses and allows ATS to offer complete packaging and end-of-line solutions. The total purchase price paid (based on finalization of post-closing adjustments) was $146.4 million.

On August 30, 2024, the Company acquired all material assets of Heidolph, a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries, with headquarters in Schwabach, Germany and facilities in the United States ("U.S."), South Korea and China. The purchase price paid in the second quarter of fiscal 2025 was $45.1 million ($30.3 million Euros).

ORDER BOOKINGS BY QUARTER
(in millions of dollars)

	Fiscal 2025	Fiscal 2024
Q1	$817	$690
Q2	742	742
Q3	883	668
Q4	863	791
Total Order Bookings	$3,305	$2,891

Fourth quarter of fiscal 2025 Order Bookings were $863 million, a 9.1% year-over-year increase, reflecting 2.6% in organic Order Bookings growth, in addition to 4.0% of growth from acquired companies and 2.5% from positive foreign exchange translation impacts. Order Bookings from acquired companies totalled $31.5 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to $16.5 million of contributions from acquired companies, mostly from Heidolph, in addition to the positive impact of foreign exchange translation. Order Bookings in food & beverage decreased compared to the prior-year period due to timing of customer projects. Order Bookings in consumer products increased from the prior period primarily due to a large customer project award. Order Bookings in transportation decreased, as expected, compared to the prior-year period reflecting reduced investment in EV production by North American transportation customers as they respond to dynamics in their markets. Order Bookings in energy increased compared to the prior-year period primarily due to timing of customer projects.

Fiscal 2025 Order Bookings were $3,305 million, a 14.3% increase compared to last year, reflecting organic Order Bookings growth of 6.2%, in addition to 6.2% growth from acquired companies, and a 1.9% increase due to foreign exchange translation, primarily reflecting the strengthening of the Euro and U.S. dollar relative to the Canadian dollar. Growth in Order Bookings from acquired companies totalled $179.4 million, including $83.4 million from Avidity Science, LLC ("Avidity"), $47.5 million from Heidolph, and $41.1 million from Paxiom. By market, Order Bookings in life sciences increased due to a combination of organic growth, contributions from acquired companies of $138.7 million, primarily from Avidity and Heidolph, and positive foreign exchange translation impact. Bookings in food & beverage decreased primarily due to timing of customer projects, partially offset by contributions of acquired companies of $39.7 million, primarily from Paxiom. Order Bookings in consumer products increased primarily due to large customer project awards. Order Bookings in transportation decreased, as expected, reflecting reduced investment in EV production by North American transportation customers in response to dynamics in their markets. Order Bookings in energy increased primarily due to timing of customer projects, mainly in nuclear.

Trailing twelve month book-to-bill ratio at March 31, 2025 was 1.23:1. Book-to-bill ratio, Order Bookings and organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures."
ORDER BACKLOG CONTINUITY
(In millions of dollars)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Opening Order Backlog	$2,060	$1,907	$1,793	$2,153
Adjusted revenues[1]	(721)	(792)	(2,680)	(3,033)
Order Bookings	863	791	3,305	2,891
Order Backlog adjustments[2]	(63)	(113)	(279)	(218)
Total	$2,139	$1,793	$2,139	$1,793
1.Non-IFRS financial measure - see "Non-IFRS and Other Financial Measures."
2.Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom in the twelve months ended March 31, 2025, and $4 million acquired with Avidity in the twelve months ended March 31, 2024), foreign exchange adjustments, scope changes, cancellations and the removal of Order Backlog related to the Company's disagreement with one of its EV customers.

OUTLOOK

Order Backlog by Market
(In millions of dollars)

As at	March 31, 2025	March 31, 2024
Life Sciences	$1,199	$871
Food & Beverage	258	230
Consumer Products	282	156
Transportation	214	425
Energy	186	111
Total	$2,139	$1,793

At March 31, 2025, Order Backlog was $2,139 million, 19.3% higher than at March 31, 2024, primarily on account of higher Order Backlog in life sciences, consumer products, food & beverage and energy markets, partially offset by lower Order Backlog within the transportation market which included several large EV programs a year ago.

The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to identify opportunities with both new and existing customers, including those who produce auto-injectors and wearable devices for diabetes and obesity treatments, contact lenses and pre-filled syringes, automated pharmacy solutions, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within the global tomato processing, other soft fruits and vegetable processing industries, and there is continued interest in automated solutions within the food & beverage market more broadly. Funnel activity in consumer products is stable, although discretionary spending by consumers, influenced by factors such as inflationary pressures, may impact timing of some customer investments in the Company's solutions. In transportation, the funnel consists of smaller opportunities relative to the size of the Order Bookings received throughout fiscal years 2023 and 2024 as North American industry participants continue to moderate new capacity investment to match end market demand and reduce platform costs, particularly in EV. See "Update on Large EV Customer" below. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage.

Funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions, including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $2,139 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the first quarter of fiscal 2026, management expects to generate revenues in the range of $680 million to $730 million. This estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases (see "Tariffs"), and price and lead-time volatility may continue to disrupt the timing and progress of the Company's margin expansion efforts and affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles.

The Company continues to target improvements in non-cash working capital. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity
In the fourth quarter of fiscal 2025, restructuring expenses of $3.5 million were recorded in relation to the Company's previously disclosed reorganization activities. For the year ended March 31, 2025, total costs of $24.0 million were recorded.

Update on Large EV Customer
The Company recently announced that it has entered into a settlement agreement (the "Agreement") with an EV customer with respect to the previously disclosed outstanding payments owed by such customer. Under the terms of the Agreement, the Company expects to receive payment from the customer of U.S. $134.75 million (approximately $194 million at the year-end exchange rate) in the first quarter of fiscal 2026, with no further work required by the Company on these projects. This settlement results from discussions which were originally disclosed in the Company's management's discussion and analysis for the three and six months ended September 29, 2024 (the "MD&A"). The Company determined that it was willing to settle its disagreement with this customer based on a number of factors, including but not limited to, the benefit of receiving a cash payment in the near term, particularly in light of the volatility and uncertainty of the overall global macro-economic environment and the impact of such environment on the automotive sector, in addition to previously announced reductions to automakers' EV end-market demand.

In light of the Agreement, in the Company's annual audited consolidated financial statements for the year ended March 31, 2025 (i) all previous amounts related to the program with the customer, including accounts receivable, contract assets, and inventories have been written-off accordingly, (ii) the settlement amount has been reflected in accounts receivable, and (iii) a reduction to net income of $129 million (approximately $171 million before income taxes) related to the Agreement has been reflected. The before tax-impact of the EV customer settlement is accounted for under IFRS as (i) a partial decrease to revenue in the quarter (referred to as “EV customer settlement – revenue portion”); and (ii) a partial increase of selling, general and administrative ("SG&A") costs.

Tariffs
With respect to tariffs by the U.S. on goods from various jurisdictions globally, and related international responses, management continues to actively monitor the situation and is seeking to mitigate risks where possible. In the current environment, while some customers are evaluating capital spending, particularly within the laboratory research space, which is reliant on external funding, management has not seen any material or quantifiable impact on Order Bookings or outlook to date. Supply chain impacts have been largely mitigated through alternative sourcing, along with pricing strategies. ATS' global footprint and decentralized operating model, along with ABM tools, provide some flexibility to address potential disruptions over the longer term; however, the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographies of customers' capital spend. The Company's equipment and product revenues from its Canadian and European operations being sold into the U.S. has represented just over 20% of the Company's total revenues for the year ended March 31, 2025. See "Risk Factors - International trade risk" in the Company's fiscal 2025 Annual Information Form.

DETAILED ANALYSIS

CONSOLIDATED RESULTS
(In millions of dollars, except per share data)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024	Fiscal 2023
Revenues	$574.2	$791.5	$2,533.3	$3,032.9	$2,577.4
Cost of revenues	512.4	570.7	1,886.6	2,177.4	1,851.6
Selling, general and administrative	174.2	143.7	604.2	503.5	445.2
Restructuring costs	3.5	6.6	24.0	22.8	27.5
Stock-based compensation	(2.3)	(4.3)	9.2	13.8	30.6
Earnings (loss) from operations	$(113.6)	$74.8	$9.3	$315.4	$222.5
Net finance costs	$26.7	$18.8	$92.2	$68.7	$62.7
Provision for (recovery of) income taxes	(71.4)	7.5	(54.9)	52.5	32.1
Net income (loss)	$(68.9)	$48.5	$(28.0)	$194.2	$127.7
Basic earnings (loss) per share	$(0.70)	$0.49	$(0.29)	$1.98	$1.39

Total assets			$4,621.9	$4,088.8	$3,543.8
Total cash and short-term investments			$225.9	$170.2	$159.9
Total debt			$1,700.3	$1,287.4	$1,258.9
Other non-current liabilities			$146.9	$120.0	$140.7

Non-IFRS Financial Measures[1]	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Adjusted earnings from operations	$74.3	$95.9	$282.6	$397.5
EBITDA	$(75.6)	$111.1	$162.0	$456.6
Adjusted EBITDA	$97.1	$115.8	$368.9	$470.6
Adjusted basic earnings per share	$0.41	$0.65	$1.47	$2.61
1Non-IFRS financial measures - see "Non-IFRS and Other Financial Measures."

Consolidated Adjusted Revenues
(In millions of dollars)

Adjusted revenues by type	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Revenues from construction contracts	$402.0	$499.0	$1,458.0	$1,972.8
Services rendered	159.3	170.3	651.2	614.7
Sale of goods	159.8	122.2	571.0	445.4
Total adjusted revenues[2]	$721.1	$791.5	$2,680.2	$3,032.9

Adjusted revenues by market	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Life Sciences	$416.9	$375.2	$1,471.8	$1,268.6
Food & Beverage	112.9	99.7	416.9	435.0
Consumer Products	89.2	70.1	335.7	287.2
Transportation	68.4	222.2	331.8	933.3
Energy	33.7	24.3	124.0	108.8
Total adjusted revenues[2]	$721.1	$791.5	$2,680.2	$3,032.9

Adjusted revenues by customer location	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
North America	$379.0	$468.0	$1,432.0	$1,766.5
Europe	252.5	247.1	938.6	990.1
Asia/Other	89.6	76.4	309.6	276.3
Total adjusted revenues[2]	$721.1	$791.5	$2,680.2	$3,032.9

Additional adjusted revenue disaggregation[1]	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Custom integration and automation systems	$269.4	$367.7	$978.0	$1,422.3
Products and equipment	229.7	197.7	812.8	783.6
Services including spare parts	222.0	226.1	889.4	827.0
Total adjusted revenues[2]	$721.1	$791.5	$2,680.2	$3,032.9
1Supplementary financial measure - see "Non-IFRS and Other Financial Measures."
2Unless otherwise noted, all below commentary is on adjusted revenues.

Fourth Quarter
Fourth quarter fiscal 2025 IFRS revenues were 27.5% or $217.3 million lower than in the corresponding period a year ago, primarily reflecting a year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $120.2 million or 15.2%, and the $146.9 million impact from the one-time settlement with an EV customer, partially offset by revenues earned by acquired companies of $28.5 million. On an adjusted basis, revenues were 8.9% or $70.4 million lower than in the corresponding period a year ago. Revenues generated from construction contracts decreased 19.4% or $97.0 million from the prior period, which included revenues relating to execution on large EV Order Bookings. This was partially offset by contributions from acquisitions of $6.3 million and the positive impact of foreign exchange translation. Revenues from services decreased 6.5% or $11.0 million, primarily due to timing of customer projects, partially offset by the positive impact of foreign exchange translation. Revenues from the sale of goods increased 30.8% or $37.6 million primarily due to revenues earned by acquired companies of $20.3 million, in addition to organic revenue growth on higher Order Backlog entering the period.

By market, revenues generated in life sciences increased $41.7 million or 11.1% year-over-year. This was primarily due to contributions from acquisitions totalling $19.4 million, in addition to organic revenue growth on higher Order Backlog entering the quarter and the positive impact of foreign exchange translation. Revenues generated in food & beverage increased $13.2 million or 13.2% from the corresponding period last year due to contributions from acquisitions of $9.1 million and the positive impact of foreign exchange translation. Revenues generated in consumer products increased $19.1 million or 27.2% year-over-year due to higher Order Backlog entering the quarter. Revenues in transportation decreased $153.8 million or 69.2% year-over-year, due to lower Order Backlog entering the quarter, as the prior year included several large EV projects. Revenues in energy increased $9.4 million or 38.7% year-over-year due to higher Order Backlog entering the quarter.
Full Year
IFRS Revenues for the year ended March 31, 2025 were 16.5% or $499.6 million lower than in the prior year and included $140.8 million of revenues earned by acquired companies, including $60.1 million from Avidity, $42.7 million from Heidolph, and $31.5 million from Paxiom. Organic revenue (excluding contributions from acquired companies and the impact of foreign exchange fluctuations) decreased, and was $540.6 million or 17.8% lower than the corresponding period in the prior year due to lower Order Backlog entering the period, primarily within the transportation market which included several large EV Order Bookings a year ago, in addition to the $146.9 million impact from the one-time settlement with an EV customer. On an adjusted basis, revenues were 11.6% or $352.7 million lower than in the prior year. Revenues generated from construction contracts decreased 26.1% or $514.8 million from the prior year due to lower Order Backlog entering the fiscal year, primarily within the transportation market which included several large EV Order Bookings a year ago. Revenues from services increased 5.9% or $36.5 million over the prior period due to revenues earned by acquired companies of $23.3 million, most notably $12.1 million from Avidity, in addition to the positive impact of foreign exchange translation. Revenues from the sale of goods increased 28.2% or $125.6 million compared to the prior period primarily due to revenues earned by acquired companies of $93.8 million, most notably $48.0 million from Avidity and $40.8 million from Heidolph, in addition to organic revenue growth and the positive impact of foreign exchange translation.
By market, fiscal 2025 revenues from life sciences increased $203.2 million or 16.0% over the prior period on revenues earned by acquired companies of $109.1 million, organic revenue growth on higher Order Backlog entering the fiscal year, execution on higher current year bookings and the positive impact of foreign exchange translation. Revenues generated in food & beverage decreased $18.1 million or 4.2% from the prior period due to timing of program execution, partially offset by contributions from acquisitions of $31.4 million. Revenues generated in consumer products increased $48.5 million or 16.9%, due to execution on increased Order Bookings compared to the prior year and the positive impact of foreign exchange translation. Revenues in transportation decreased $601.5 million or 64.4% from the prior period due primarily to lower Order Backlog entering the period, as the prior year included several large EV Order Bookings. Revenues in energy increased $15.2 million or 14.0% over the prior period primarily due to timing of program execution.
Cost of revenues. At $512.4 million, fourth quarter of fiscal 2025 cost of revenues decreased by $58.3 million, or 10.2% compared to the corresponding period a year ago, primarily due to lower revenues. Fourth quarter of fiscal 2025 gross margin was 10.8% (or 29.0% of adjusted revenues and excluding acquisition-related inventory fair value charges of $0.6 million), compared to 27.9% (or 28.1% excluding acquisition-related inventory fair value charges of $2.0 million) in the corresponding period a year ago. The year-over-year increase in gross margin on adjusted revenues and excluding acquisition-related inventory fair value charges was 88 basis points, primarily attributed to improved program mix compared to the prior period. Full year gross margin was 25.5% (or 29.8% of adjusted revenues and excluding acquisition-related inventory fair value charges of $4.4 million) compared to 28.2% (or 28.3% excluding acquisition-related inventory fair value charges of $2.8 million) in the corresponding period a year ago. The full year gross margin on adjusted revenues, excluding acquisition-related inventory fair value charges, increased primarily on account of improved program mix compared to the prior period.

Selling, general and administrative expenses. SG&A expenses for the fourth quarter of fiscal 2025 were $174.2 million and included $15.2 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.9 million of incremental costs related to the Company's acquisition activity, and the $24.2 million impact of one-time settlement with an EV customer. Excluding these items, SG&A expenses were $133.9 million in the fourth quarter of fiscal 2025. Comparably, SG&A expenses for the fourth quarter of fiscal 2024 were $122.7 million, which excluded $16.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $4.6 million of incremental costs related to the Company's acquisition activity. Higher SG&A expenses in the fourth quarter of fiscal 2025 primarily reflected incremental SG&A expenses from acquired companies of $9.9 million, primarily from Heidolph, in addition to increased employee costs and the impact of foreign exchange translation.

Fiscal 2025 SG&A expenses were $604.2 million, which included $66.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $4.0 million of incremental costs related to the Company's acquisition activity, $8.7 million of one-time settlement costs related to a cancelled customer project, and the $24.2 million impact of one-time settlement with an EV customer. Excluding these costs, SG&A expenses were $500.9 million. Comparably, SG&A expenses for the year ended March 31, 2024 were $440.3 million, which excluded $68.1 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, $6.8 million of incremental costs related to the Company's acquisition activity, and $11.7 million gain on sale of facilities. Excluding these costs, higher SG&A expenses for the year ended March 31, 2025 primarily reflected incremental SG&A expenses from acquired companies of $44.0 million, primarily from Avidity, Heidolph and Paxiom, in addition to increased employee costs and impact of foreign exchange translation.

Restructuring costs. Restructuring costs for the three months and year ended March 31, 2025 were $3.5 million and $24.0 million respectively, compared to $6.6 million and $22.8 million in the corresponding periods a year ago. For further information on the restructuring costs, refer to "Reorganization Activity" on page 12.

Stock-based compensation. Stock-based compensation expense was a recovery of $2.3 million in the fourth quarter of fiscal 2025 and included a $3.4 million recovery of revaluation expenses from deferred share units ("DSUs") and restricted share units ("RSUs") resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was a recovery of $4.3 million in the corresponding period a year ago, which included an $8.5 million recovery of stock-based compensation revaluation expenses. Fiscal 2025 stock-based compensation expense was $9.2 million, which included a $5.3 million recovery of stock-based compensation revaluation expenses, compared to $13.8 million a year earlier, which included a $6.7 million recovery of stock-based compensation revaluation expenses.

Earnings (loss) and adjusted earnings from operations
(in millions of dollars)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Earnings (loss) from operations	$(113.6)	$74.8	$9.3	$315.4
Amortization of acquisition-related intangible assets	15.2	16.4	66.4	68.1
Acquisition-related transaction costs	0.9	4.6	4.0	6.8
Acquisition-related inventory fair value charges	0.6	2.0	4.4	2.8
Gain on sale of facilities	—	—	—	(11.7)
Restructuring charges	3.5	6.6	24.0	22.8
Cancelled contract costs[1]	—	—	8.7	—
EV customer settlement - revenue portion	146.9	—	146.9	—
EV customer settlement - other	24.2	—	24.2	—
Mark to market portion of stock-based compensation	(3.4)	(8.5)	(5.3)	(6.7)
Adjusted earnings from operations[2]	$74.3	$95.9	$282.6	$397.5
1Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated
2Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."

Fourth Quarter
Fourth quarter of fiscal 2025 loss from operations were $113.6 million ((15.8)% operating margin) compared to $74.8 million (9.5% operating margin) in the fourth quarter a year ago. Operating margin is a supplementary financial measure — see "Non-IFRS and Other Financial Measures". Fourth quarter fiscal 2025 loss from operations included $146.9 million of the impact of the one-time settlement with an EV customer recorded in revenues, $0.6 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $15.2 million related to amortization of acquisition-related intangible assets, $0.9 million of incremental costs for the Company's acquisition activity, $24.2 million of the impact of the one-time settlement with an EV customer recorded to SG&A, $3.5 million of restructuring charges and a $3.4 million recovery of stock-based compensation expenses due to revaluation. Fourth quarter of fiscal 2024 earnings from operations included $2.0 million of acquisition-

related fair value adjustments to acquired inventories recorded in cost of revenues, $16.4 million of amortization of acquisition-related intangible assets, and $4.6 million of incremental costs for acquisition activity recorded in SG&A, $6.6 million of restructuring charges, as well as a $8.5 million recovery of stock-based compensation revaluation expenses.

Excluding these items in both quarters, adjusted earnings from operations were $74.3 million (10.3% adjusted earnings from operations margin), compared to $95.9 million (12.1% adjusted earnings from operations margin) a year ago. Fourth quarter of fiscal 2025 adjusted earnings from operations reflected lower revenues and higher SG&A expenses, partially offset by increased gross margin profitability due to project mix.

Full Year
For the year ended March 31, 2025, earnings from operations were $9.3 million (0.3% operating margin), compared to $315.4 million (10.4% operating margin) a year ago. Earnings from operations included $146.9 million of the impact of the one-time settlement with an EV customer recorded in revenues, $4.4 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $66.4 million related to amortization of acquisition-related intangible assets, $4.0 million of incremental costs related to the Company's acquisition activity, $8.7 million of one-time settlement costs related to a cancelled customer project, $24.2 million of the impact of the one-time settlement with an EV customer recorded in SG&A expenses, $24.0 million of restructuring charges and a $5.3 million recovery of stock-based compensation revaluation expenses. For the year ended March 31, 2024, earnings from operations included $2.8 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $68.1 million related to amortization of acquisition-related intangible assets, $6.8 million of incremental costs related to the Company's acquisition activity, and an $11.7 million gain on sale of facilities recorded to SG&A, $22.8 million of restructuring charges, and a $6.7 million recovery of stock-based compensation expenses due to revaluation.

Excluding those items in both years, adjusted earnings from operations were $282.6 million (10.5% margin), compared to $397.5 million (13.1% margin) in the corresponding period a year ago. Decreased adjusted earnings from operations reflected lower revenues, primarily from transportation businesses, and higher SG&A expenses, partially offset by increased gross margin profitability due to project mix. Adjusted earnings from operations is a non-IFRS financial measure - see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures".

Net finance costs. Net finance costs were $26.7 million in the fourth quarter of fiscal 2025, compared to $18.8 million a year ago. Fiscal 2025 finance costs were $92.2 million compared to $68.7 million a year ago. The increase was primarily due to the new debt issuance in fiscal 2025.

Income tax provision (recovery). For the three- and twelve-months ended March 31, 2025, the Company's effective income tax rates of 50.9% and 66.3%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5%. Compared to previously disclosed effective tax rates, the Company's effective tax rates for the three- and twelve-months ended March 31, 2025 were driven primarily by recognition of previously unrecognized deferred income tax assets that qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits as a result of a legal entity consolidation. After adjusting income tax recovery for the current year impact of transactions that occurred in a prior fiscal year and for current year non-IFRS adjustments, the adjusted effective tax rates for the three and twelve-months ended March 31, 2025 are 16.0% and 24.2%, respectively. Adjusted effective tax rate is a non-IFRS ratio - see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures".

Net Income (Loss). Net loss for the fourth quarter of fiscal 2025 was $68.9 million ((70) cents per share basic), compared to net income of $48.5 million (49 cents per share basic and diluted) for the fourth quarter of fiscal 2024. The decrease primarily reflected lower revenues, and higher SG&A and net finance costs partially offset by lower income tax expense. Adjusted basic earnings per share were 41 cents compared to 65 cents in the fourth quarter of fiscal 2024 (adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures").

Fiscal 2025 net loss was $28.0 million ((29) cents per share basic and diluted), a decrease of $222.2 million (and $2.27 per share basic) compared to a year ago. This was primarily the result of lower revenues, and higher SG&A expenses, partially offset by lower income tax expense. Adjusted basic earnings per share were $1.47 for the year ended March 31, 2025 compared to $2.61 in the corresponding period a year ago (adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures").

Other Non-IFRS Measures of Performance
(In millions of dollars)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Earnings (loss) from operations	$(113.6)	$74.8	$9.3	$315.4
Depreciation and amortization	38.0	36.3	152.7	141.2
EBITDA[1]	$(75.6)	$111.1	$162.0	$456.6
Restructuring charges	3.5	6.6	24.0	22.8
Acquisition-related transaction costs	0.9	4.6	4.0	6.8
Acquisition-related inventory fair value charges	0.6	2.0	4.4	2.8
Cancelled contract costs[2]	—	—	8.7	—
EV customer settlement - revenue portion	146.9	—	146.9	—
EV customer settlement - other	24.2	—	24.2	—
Mark to market portion of stock-based compensation	(3.4)	(8.5)	(5.3)	(6.7)
Gain on sale of facilities	—	—	—	(11.7)
Adjusted EBITDA[1]	$97.1	$115.8	$368.9	$470.6
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures".
2Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.

Fourth Quarter
Depreciation and amortization expense was $38.0 million in the fourth quarter of fiscal 2025, compared to $36.3 million a year ago.
EBITDA was $(75.6) million ((10.5)% EBITDA margin) in the fourth quarter of fiscal 2025 compared to $111.1 million (14.0% EBITDA margin) in the fourth quarter of fiscal 2024. EBITDA for the fourth quarter of fiscal 2025 included $3.5 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.6 million of acquisition-related fair value adjustments to acquired inventories, $146.9 million of revenue impact from the one-time settlement with an EV customer, $24.2 million of SG&A impact from the one-time settlement with an EV customer, and $3.4 million of recoveries of stock-based compensation expenses due to revaluation. EBITDA for the corresponding period in the prior year included $6.6 million of restructuring charges, $4.6 million of incremental costs related to acquisition activity, $2.0 million of acquisition-related fair value adjustments to acquired inventories, and a $8.5 million recovery of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $97.1 million (13.5% adjusted EBITDA margin), compared to $115.8 million (14.6% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA reflected lower revenues and increased SG&A expenses, partially offset by increased gross margin profitability. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin and Adjusted EBITDA margin are non-IFRS ratios — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures".

Full Year
Depreciation and amortization expense was $152.7 million for fiscal 2025, compared to $141.2 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.

EBITDA was $162.0 million (6.0% EBITDA margin) in fiscal 2025 compared to $456.6 million (15.1% EBITDA margin) a year ago. EBITDA for fiscal 2025 included $24.0 million of restructuring charges, $4.0 million of incremental costs related to the Company's acquisition activity, $4.4 million of acquisition-related fair value adjustments to acquired inventories, $8.7 million of one-time settlement costs related to a cancelled customer project, $146.9 million of revenue impact from the one-time settlement with an EV customer, and the $24.2 million of SG&A impact from the one-time settlement with an EV customer, and a $5.3 million recovery of stock-based compensation revaluation expenses. EBITDA a year ago included $22.8 million of restructuring charges, $6.8 million of incremental costs related to the Company's acquisition activity, $2.8 million of acquisition-related fair value adjustments to acquired inventories, $6.7 million of stock-based compensation expenses due to revaluation, and an $11.7 million gain on sale of facilities. Excluding these costs in both years, adjusted EBITDA was $368.9 million (13.8% adjusted EBITDA margin), compared to $470.6 million (15.5% adjusted EBITDA margin) a year ago. Lower adjusted EBITDA reflected lower revenues, and increased SG&A expenses, partially offset by increased gross margin profitability.

SHARE DATA
During fiscal 2025, 19,261 stock options were exercised. At May 29, 2025, the total number of common shares outstanding was 97,634,402. There were also 994,599 stock options outstanding to acquire common shares of the Company and 921,881 RSUs outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the RSUs are subject to the performance vesting conditions of the Company's RSU plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the fiscal 2023, 2024 and 2025 RSU grants when such RSU grants are fully vested. During the three months ended March 31, 2025, nil common shares were purchased, and during the year ended March 31, 2025, 332,165 common shares were purchased for $14.7 million and placed in the trust. The trust is included in the Company's consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 12, 2024, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,259,180 common shares during the 12-month period ending December 15, 2025.

During the year ended March 31, 2025, the Company purchased nil common shares under the current NCIB program and 1,020,887 common shares for $45.0 million, including applicable taxes, under the previous NCIB program.

Subsequent to March 31, 2025, during the period April 1, 2025 to April 12, 2025, the Company purchased 308,758 common shares for cancellation under the NCIB program for $10.0 million.
Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
Investments
(in millions of dollars)

	Fiscal 2025	Fiscal 2024
Investments – increase (decrease)
Non-cash operating working capital	$8.0	$275.6
Acquisition of property, plant and equipment	34.0	58.8
Acquisition of intangible assets	44.1	29.6
Proceeds from disposal of assets	(5.5)	(23.2)
Total cash investments	$80.6	$340.8
In fiscal 2025, the Company's investment in non-cash working capital increased $8.0 million, compared to an increase of $275.6 million a year ago. Accounts receivable increased 52.6%, or $248.1 million, and net contracts in progress decreased 55.8%, or $219.0 million compared to March 31, 2024, due to the write-off of EV-customer related accounts receivable and contract assets, partly offset by the settlement amount receivable, in addition to timing of billings on certain customer contracts and $16.2 million of accounts receivable from recent acquisitions. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories increased 8.2%, or $24.3 million, primarily due to $22.6 million of inventory from recent acquisitions. Deposits and prepaid assets increased 6.1%, or $6.0 million compared to March 31, 2024, primarily due to $4.4 million of deposits and prepaids from recent acquisitions. Accounts payable and accrued liabilities increased 10.0%, or $60.6 million, compared to March 31, 2024 primarily due to $39.1 million of accounts payable from recent acquisitions, in addition to timing of supplier billings and payments and fair value impacts related to the Company's forward contracts. Provisions decreased 16.7%, or $6.0 million compared to March 31, 2024, primarily due to lower provisions related to the Company's reorganization plan.

Non-cash working capital as a percentage of adjusted revenue was 22.4% at March 31, 2025 compared to 19.0% at March 31, 2024. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures".

Cash investments in property, plant and equipment totalled $34.0 million in fiscal 2025, compared to $58.8 million for fiscal 2024. Expenditures primarily related to the expansion and improvement of certain manufacturing facilities and investments in computer hardware, and production equipment. Intangible assets expenditures were $44.1 million for fiscal 2025, compared to $29.6 million for fiscal

2024, and primarily related to computer software and various internal development projects. Capital expenditures for fiscal 2026 for tangible assets and intangible assets are expected to be in the $80 million to $100 million range and reflect the Company's plan to add capacity to support growth while investing in innovation, along with ongoing business requirements. The Company will continue to build flexibility into its capacity plans through the strategic use of leased facilities and third-party services.

Proceeds from disposal of assets were $5.5 million in fiscal 2025, compared to $23.2 million in fiscal 2024. The decrease largely related to the disposal of two redundant facilities in the third quarter of fiscal 2024.

The Company performs impairment tests on its goodwill and intangible asset balances on an annual basis or as warranted by events or circumstances. The Company conducted its annual impairment assessment in the fourth quarter and determined there was no impairment of goodwill or intangible assets (fiscal 2024 – $nil).

All the Company's investments involve risks and require judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the Company's investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings.

Liquidity, Cash Flow and Financial Resources
(In millions of dollars, except ratios)

As at	March 31, 2025	March 31, 2024
Cash and cash equivalents	$225.9	$170.2
Debt-to-equity ratio[1]	1.10:1	0.79:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Cash, beginning of period	$263.2	$260.9	$170.2	$159.9
Total cash provided by (used in):
Operating activities	39.3	9.6	25.8	20.8
Investing activities	(24.6)	(26.3)	(268.5)	(341.8)
Financing activities	(54.3)	(75.4)	290.3	330.7
Net foreign exchange difference	2.3	1.4	8.1	0.6
Cash, end of period	$225.9	$170.2	$225.9	$170.2

In the fourth quarter of fiscal 2025, cash flows provided by operating activities were $39.3 million compared to $9.6 million provided by operating activities in the corresponding period a year ago. The increase in cash flow from operations was primarily attributed to the timing of investments in non-cash working capital in certain customer programs.

In the year ended March 31, 2025, cash flows provided by operating activities were $25.8 million compared to $20.8 million provided by operating activities a year ago. The year-over-year change was primarily attributed to the timing of investments in non-cash working capital in certain customer programs.

The free cash flow of the Company for fiscal 2025 was an outflow of $52.3 million, compared to an outflow of $67.6 million a year ago primarily due to lower investment in capital expenditures. The Company has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures".

At March 31, 2025, the Company had $683.5 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $215.7 million available under letter of credit facilities.

On October 5, 2023, the Company amended its senior secured credit facility (the "Credit Facility") to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750.0 million secured committed revolving line of credit and (ii) a fully drawn $300.0 million non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At March 31, 2025, the Company had utilized $452.2 million under the Credit Facility, of which $452.2 million was classified as long-term debt (March 31, 2024 - $704.0 million) and $nil by way of letters of credit (March 31, 2024 - $0.0 million).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the Agent's prime rate or the Agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2025, all of the covenants were met.

The Company has additional credit facilities available of $115.2 million (40.1 million Euros, U.S $24.0 million, 120.0 million Thai Baht, 5.0 million GBP, 5.0 million CNY, $1.0 million AUD and $2.0 million CAD). The total amount outstanding on these facilities as at March 31, 2025 was $29.4 million, of which $27.3 million was classified as bank indebtedness (March 31, 2024 - $4.1 million), $2.1 million was classified as long-term debt (March 31, 2024 - $2.3 million) and $nil by way of letters of credit (March 31, 2024 - $0.4 million). The interest rates applicable to the credit facilities range from 3.10% to 8.40% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350.0 million aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2025, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see "Risk Management").

On August 21, 2024, the Company completed a private placement of $400.0 million aggregate principal amount of senior unsecured notes (the "CAD Senior Notes"). The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200.0 million of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to date to $600.0 million. The additional CAD Senior Notes were issued at a premium of $1.3 million which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates.

During the year ended March 31, 2025, the Company incurred transaction costs of $9.6 million related to the CAD Senior Notes. The total transaction costs were deferred and will be amortized over the term of the CAD Senior Notes. The Company used the net proceeds from the offerings of the CAD Senior Notes to repay amounts owing under the Credit Facility. At March 31, 2025, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

Contractual Obligations
(In millions of dollars)

The Company's contractual obligations are as follows as at March 31, 2025:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Bank indebtedness	$27.3	$27.3	$—	$—	$—	$—	$—
Long-term debt obligations[1]	1,933.1	60.0	496.9	75.6	563.6	39.3	697.7
Lease liability obligations[1]	147.3	36.6	29.7	20.7	16.8	13.9	29.6
Purchase obligations	403.9	385.2	13.3	2.2	1.6	1.0	0.6
Accounts payable and accrued liabilities	665.1	665.1	—	—	—	—	—
Total	$3,176.7	$1,174.2	$539.9	$98.5	$582.0	$54.2	$727.9
1Long-term debt obligations and lease liability obligations include principal and interest.

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2025, the total value of outstanding letters of credit was approximately $279.4 million (March 31, 2024 - $171.1 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial statements.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company's credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company's trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument ended on November 4, 2024. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.
FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.
The Company's Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. Certain of the Company's foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company's forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a three- to twelve-month period.

The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes as well as its Euro-denominated net investment. On December 5, 2024, the Company settled its previously held cross-currency interest rate swap instrument to swap U.S $175.0 million into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.125% U.S. per annum and paid interest of 4.169% Canadian. The Company also settled the previously held cross-currency interest rate swap instrument to swap 161.1 million Euros into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.169% Canadian per annum and paid interest of 2.351% Euros. The Company received $7.7 million to settle the cross-currency interest rate swaps, of which $24.3 million was recorded as cash received in financing activities (the portion related to foreign currency U.S. Senior Notes) and $16.6 million was recorded as cash paid in investing activities (the portion related to Euro-denominated net investment) in the annual audited consolidated statements of cash flows.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap 165.3 million Euros into Canadian dollars to hedge its Euro-denominated net investment. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Year-end actual exchange rates			Period average exchange rates
	March 31, 2025	March 31, 2024	% change	March 31, 2025	March 31, 2024	% change
U.S. dollar	1.439	1.355	6.2%	1.391	1.349	3.1%
Euro	1.556	1.461	6.5%	1.494	1.463	2.1%

CONSOLIDATED QUARTERLY RESULTS
(In millions of dollars, except per share amounts)

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Revenues	$574.2	$652.0	$612.8	$694.3	$791.5	$752.0	$735.7	$753.6
Adjusted revenues[1]	$721.1	$652.0	$612.8	$694.3	$791.5	$752.0	$735.7	$753.6
Earnings (loss) from operations	$(113.6)	$33.1	$22.2	$67.6	$74.8	$78.5	$83.0	$79.0
Adjusted earnings from operations[1,4]	$74.3	$65.7	$56.5	$86.2	$95.9	$101.2	$98.3	$102.1
Net income (loss)	$(68.9)	$6.5	$(0.9)	$35.3	$48.5	$47.2	$50.7	$47.7
Basic earnings (loss) per share	$(0.70)	$0.07	$(0.01)	$0.36	$0.49	$0.48	$0.51	$0.50
Diluted earnings per share	$(0.70)	$0.07	$(0.01)	$0.36	$0.49	$0.47	$0.51	$0.50
Adjusted basic earnings per share[1,4]	$0.41	$0.32	$0.25	$0.50	$0.65	$0.65	$0.63	$0.69
Order Bookings[2]	$863	$883	$742	$817	$791	$668	$742	$690
Order Backlog[3]	$2,139	$2,060	$1,824	$1,882	$1,793	$1,907	$2,016	$2,023
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures".
2Supplementary financial measure - See "Non-IFRS and Other Financial Measures" and "Order Bookings by Quarter".
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures" and "Order Backlog Continuity".
4The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures".

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS
The Company has an agreement with a shareholder, Mason Capital Management, LLC ("Mason Capital"), pursuant to which Mason Capital has agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Company's Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board of Directors or as a member of any committee of the Board of Directors.

There were no other significant related party transactions in fiscal 2025.

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted revenues to the most directly comparable IFRS measure (revenues):

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Revenues	$574.2	$791.5	$2,533.3	$3,032.9
EV customer settlement - revenue portion	146.9	—	146.9	—
Adjusted revenues	$721.1	$791.5	$2,680.2	$3,032.9

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Adjusted EBITDA	$97.1	$115.8	$368.9	$470.6
Less: restructuring charges	3.5	6.6	24.0	22.8
Less: acquisition-related transaction costs	0.9	4.6	4.0	6.8
Less: acquisition-related inventory fair value charges	0.6	2.0	4.4	2.8
Less: Cancelled contract costs[1]	–	—	8.7	—
Less: EV customer settlement - revenue portion	146.9	—	146.9	—
Less: EV customer settlement - other	24.2	—	24.2	—
Less: mark to market portion of stock-based compensation	(3.4)	(8.5)	(5.3)	(6.7)
Less: gain on sale of facilities	—	—	—	(11.7)
EBITDA	$(75.6)	$111.1	$162.0	$456.6
Less: depreciation and amortization expense	38.0	36.3	152.7	141.2
Earnings (loss) from operations	$(113.6)	$74.8	$9.3	$315.4
Less: net finance costs	26.7	18.8	92.2	68.7
Less: provision for (recovery of) income taxes	(71.4)	7.5	(54.9)	52.5
Net income (loss)	$(68.9)	$48.5	$(28.0)	$194.2
1Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended March 31, 2025					Three Months Ended March 31, 2024
	Earnings (loss) from operations	Finance costs	Recovery of income taxes	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$(113.6)	$(26.7)	$71.4	$(68.9)	$(0.70)	$74.8	$(18.8)	$(7.5)	$48.5	$0.49
Amortization of acquisition- related intangibles	15.2	—	—	15.2	0.15	16.4	—	—	16.4	0.16
Restructuring charges	3.5	—	—	3.5	0.04	6.6	—	—	6.6	0.07
Acquisition-related inventory fair value charges	0.6	—	—	0.6	0.01	2.0	—	—	2.0	0.02
Acquisition-related transaction costs	0.9	—	—	0.9	0.01	4.6	—	—	4.6	0.05
EV customer settlement - revenue portion	146.9	—	—	146.9	1.50	—	—	—	—	—
EV customer settlement - other	24.2	—	—	24.2	0.25	—	—	—	—	—
Mark to market portion of stock-based compensation	(3.4)	—	—	(3.4)	(0.04)	(8.5)	—	—	(8.5)	(0.09)
Adjustment to recovery of income taxes[1]	—	—	(79.0)	(79.0)	(0.81)	—	—	(5.3)	(5.3)	(0.05)
Adjusted (non-IFRS)	$74.3			$40.0	$0.41	$95.9			$64.3	$0.65
1Adjustments to provision for (recovery of) income taxes includes an additional $44.0 million (March 31, 2024 - $5.3 million) relating to the income tax effects of adjusting items that are excluded for the purposes of calculating non-IFRS based adjusted net income, in addition to an adjusting item of $36.8 million relating to the recognition of previously unrecognized deferred income tax assets from prior years that qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits as a result of a legal entity consolidation, and ($1.8) million relating to current year impact of transactions that occurred in a prior fiscal year.

	Year Ended March 31, 2025					Year Ended March 31, 2024
	Earnings from operations	Finance costs	Recovery of income taxes	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$9.3	$(92.2)	$54.9	$(28.0)	$(0.29)	$315.4	$(68.7)	$(52.5)	$194.2	$1.98
Amortization of acquisition- related intangibles	66.4	—	—	66.4	0.68	68.1	—	—	68.1	0.70
Restructuring charges	24.0	—	—	24.0	0.24	22.8	—	—	22.8	0.23
Acquisition-related fair value inventory charges	4.4	—	—	4.4	0.04	2.8	—	—	2.8	0.03
Acquisition-related transaction costs	4.0	—	—	4.0	0.04	6.8	—	—	6.8	0.07
Cancelled contract costs[1]	8.7	—	—	8.7	0.09	—	—	—	—	—
EV customer settlement - revenue portion	146.9	—	—	146.9	1.50	—	—	—	—	—
EV customer settlement - other	24.2	—	—	24.2	0.25	—	—	—	—	—
Mark to market portion of stock-based compensation	(5.3)	—	—	(5.3)	(0.05)	(6.7)	—	—	(6.7)	(0.07)
Gain on sale of facilities	—	—	—	—	—	(11.7)	—	—	(11.7)	(0.12)
Adjustment to recovery of income taxes[2]	—	—	(100.9)	(100.9)	(1.03)	—	—	(21.0)	(21.0)	(0.21)
Adjusted (non-IFRS)	$282.6			$144.4	$1.47	$397.5			$255.3	$2.61
1Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.
2Adjustments to provision for (recovery of) income taxes includes an additional $65.9 million (March 31, 2024 - $21.0 million) relating to the income tax effects of adjusting items that are excluded for the purposes of calculating non-IFRS based adjusted net income, in addition to an adjusting item of $36.8 million relating to the recognition of previously unrecognized deferred income tax assets from prior years that qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits as a result of a legal entity consolidation, and ($1.8) million relating to current year impact of transactions that occurred in a prior fiscal year.

The following table reconciles organic revenue to adjusted revenues, which have been reconciled to the closest IFRS measure (revenues) above:

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Organic revenue	$671.3	$756.1	$2,492.2	$2,852.6
Revenues of acquired companies	28.5	34.0	140.8	93.5
Impact of foreign exchange rate changes	21.3	1.4	47.2	86.8
Total adjusted revenues	$721.1	$791.5	$2,680.2	$3,032.9
Organic revenue growth	(15.2)%		(17.8)%

The following table reconciles non-cash working capital as a percentage of adjusted revenues to the most directly comparable IFRS measures:

As at	March 31 2025	March 31 2024
Accounts receivable	$719.4	$471.3
Income tax receivable	32.1	13.4
Contract assets	503.6	704.7
Inventories	320.2	295.9
Deposits, prepaids and other assets	104.2	98.2
Accounts payable and accrued liabilities	(665.1)	(604.5)
Income tax payable	(40.1)	(44.7)
Contract liabilities	(330.1)	(312.2)
Provisions	(30.0)	(36.0)
Non-cash working capital	$614.2	$586.1
Trailing six-month adjusted revenues annualized	$2,746.1	$3,087.0
Working capital %	22.4%	19.0%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	March 31 2025	March 31 2024
Cash and cash equivalents	$225.9	$170.2
Bank indebtedness	(27.3)	(4.1)
Current portion of lease liabilities	(32.7)	(27.6)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(96.7)	(83.8)
Long-term debt	(1,543.5)	(1,171.8)
Net Debt	$(1,474.5)	$(1,117.3)
Pro Forma Adjusted EBITDA (TTM)	$374.4	$485.3
Net Debt to Pro Forma Adjusted EBITDA	3.9x	2.3x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Cash flows provided by operating activities	$39.3	$9.6	$25.8	$20.8
Acquisition of property, plant and equipment	(11.9)	(12.3)	(34.0)	(58.8)
Acquisition of intangible assets	(17.1)	(13.6)	(44.1)	(29.6)
Free cash flow	$10.3	$(16.3)	$(52.3)	$(67.6)

The following table calculates the effective tax rate used in adjusted net income after adjusting for income tax recovery relating to transactions that occurred in a prior fiscal year and income tax recovery for current year non-IFRS adjustments:

(in millions of dollars)	Q4 2025	Fiscal 2025
Earnings (loss) from operations	$(113.6)	$9.3
Amortization of acquisition-related intangible assets	15.2	66.4
Acquisition-related transaction costs	0.9	4.0
Acquisition-related inventory fair value charges	0.6	4.4
Restructuring charges	3.5	24.0
Cancelled contract costs	—	8.7
EV customer settlement - revenue portion	146.9	146.9
EV customer settlement - other	24.2	24.2
Mark to market portion of stock-based compensation	(3.4)	(5.3)
Adjusted earnings from operations	74.3	282.6
Net finance costs	26.7	92.2
Income before income taxes including adjusting items	47.6	190.4

Income tax recovery	(71.4)	(54.9)
Estimated tax impact of adjusting items	44.0	65.9
Impact of recognition of previously unrecognized deferred income tax assets from prior years	36.8	36.8
Income tax impacts relating to transactions that occurred in a prior fiscal year	(1.8)	(1.8)
Adjusted income tax provision	7.6	46.0

Adjusted effective income tax rate	16.0%	24.2%

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Total stock-based compensation expense (recovery)	$(2.3)	$5.1	$2.7	$3.7	$(4.3)	$4.7	$3.5	$10.0
Less: mark to market portion of stock-based compensation	(3.4)	1.4	(1.9)	(1.3)	(8.5)	(0.6)	(2.0)	4.4
Base stock-based compensation expense	$1.1	$3.7	$4.6	$5.0	$4.2	$5.3	$5.5	$5.6

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

Notes 2 and 3 to the consolidated financial statements describe the basis of accounting and the Company's significant accounting policies.

Macroeconomic environment
The Company continues to operate in an uncertain macroeconomic environment influenced by various factors, including cross-border tariffs, interest rate changes, inflation, supply chain dynamics and other impediments and uncertainties related to cross-border trade, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Any of these factors, alone or in combination, could affect the global and Canadian economies, which could adversely affect the Company's business, operations and customers. ATS monitors these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management also monitors and assesses the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's consolidated financial statements. See "Risk Factors - Macroeconomic condition risk".

The Company tests for impairment on an annual basis and if there are indicators that impairment may have arisen. In calculating the recoverable amount for impairment testing, management is required to make several assumptions, including, but not limited to, expected future revenues, expected future cash flows and forward multiples.

Revenue recognition and contracts in progress
The nature of ATS contracts requires the use of estimates to quote new business, and most automation systems are typically sold on a fixed-price basis. Revenues on construction contracts and other long-term contracts are recognized on a percentage of completion basis as outlined in note 3(c) "Revenue recognition – Construction contracts" to the consolidated financial statements. In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These cost estimates are reviewed at each reporting period and by their nature may give rise to income volatility. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company's earnings may be negatively affected. The use of estimates involves risks, including volatility within the supply chain that can lead to inflation to the price of inputs as well as the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer's specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without an increase in the selling price. Certain contracts may have provisions that reduce the selling price or provide purchase price refunds if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to liabilities or adversely affect the Company's results of operations or financial position.

ATS' contracts may be terminated by customers in the event of a default by the Company or, in some cases, for the convenience of the customer. In the event of a termination for convenience, the Company typically negotiates a payment provision reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production utilization may be negatively impacted.

A complete provision, which can be significant, is made for losses on such contracts when the losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.

A portion of ATS' revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, provided collection is reasonably assured.

Investment tax credits and income taxes
Investment tax credit assets, disclosed in note 18 to the consolidated financial statements, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18 to the consolidated financial statements, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax- planning strategies.

If the assessment of the Company's ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Stock-based payment transactions
The Company measures the cost of transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for stock-based payment transactions requires the determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the future forfeiture rate, the expected life of the share option, weighted average risk-free interest rate, volatility and dividend yield, and formation of assumptions. The assumptions and models used for estimating fair value for stock-based payment transactions are disclosed in note 19 to the consolidated financial statements.

Impairment of non-financial assets
Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculations involve significant estimates and assumptions. Items estimated include cash flows, discount rates and assumptions on revenue growth rates. These estimates could affect the Company's future results if the current estimates of future performance and fair values change. Goodwill is assessed for impairment on an annual basis as described in note 11 to the consolidated financial statements. The Company performed its annual impairment test of goodwill in the fourth quarter and determined there was no impairment (March 31, 2024 – $nil).

Provisions
As described in note 3(n) to the consolidated financial statements, the Company records a provision when an obligation exists, an outflow of economic resources required to settle the obligation is probable and a reliable estimate can be made of the amount of the obligation. The Company records a provision based on the best estimate of the required economic outflow to settle the present obligation at the consolidated statement of financial position date. While management believes these estimates are reasonable, differences in actual results or changes in estimates could have a material impact on the obligations and expenses reported by the Company.

Employee benefits
The cost of defined benefit pension plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in their respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are provided in note 15 to the consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

ACCOUNTING STANDARDS ADOPTED IN FISCAL 2025

The following amendments to accounting standards were adopted by the Company during fiscal 2025:

(i) Amendments to IAS 1 - Presentation of Financial Statements
The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or its ability to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company adopted these amendments on April 1, 2024 and the adoption did not have an impact on the Company's annual audited consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2025, and accordingly, have not been applied in preparing the consolidated financial statements. This listing is of standards and amendments issued that the Company reasonably expects to be applicable at a future date.

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

(ii) Annual Improvements to IFRS Accounting Standards - Volume 11
In July 2024, the IASB issued Volume 11 of the Annual Improvements to IFRS Accounting Standards, which will be effective from January 1, 2026. These improvements are intended to clarify the wording in accounting standards or to correct minor unintended consequences, oversights, or conflicts between the requirements of the standards. As part of this process, the IASB has amended five standards. Adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Disclosure Controls and Procedures
As a dual listed Company in both Canada and the United States (including the Company's May 2023 U.S. listing and Initial Public Offering on the NYSE), Management is required to complete an evaluation of the design and operating effectiveness of the Company's disclosure controls and procedures was conducted as of March 31, 2025 under the supervision of the CEO and CFO as required by CSA National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings as well as Rule 13a-15(e) and Rules 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were not effective as of March 31, 2025, due to the material weaknesses in the Company's internal control over financial reporting described further below.

However, giving full consideration to the material weaknesses described below, the Company has concluded that the Audited Consolidated Financial Statements present fairly, in all material respects, the Company’s financial position, the results of its operations and its cash flows for each of the periods presented in accordance with IFRS. Management believes that its processes are well-structured to produce accurate financial information.

Internal Control over Financial Reporting
Both CSA National Instrument 52-109 and Rules 13a-15 and 15d-15 under the U.S. Exchange Act require the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting for the Company, and that those internal controls have been designed, subject to certain conditions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS; and that they have evaluated, or caused to be evaluated, the effectiveness of such internal controls and in this MD&A have disclosed their conclusions on the effectiveness of such controls, and for any material weakness, have disclosed a description of such weakness, the impact of such weakness on financial reporting and internal controls over financial reporting and plans for remediating such weakness.

The CEO and CFO have, using the framework and criteria established in "Internal Control – Integrated Framework (2013)" issued by COSO, evaluated the design and operating effectiveness of the Company's internal controls over financial reporting as of March 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

As at March 31, 2025, management determined that it did not maintain effective internal control over financial reporting due to the existence of the following: management identified a material weakness in ICFR related to the design and operating effectiveness of controls including evidence of review, and review procedures over the completeness and accuracy of information produced by the entity ("IPE") used in the execution of controls across different classes of transactions (including manually created spreadsheets and system-generated reports). In addition, management identified a material weakness related to the design and operating effectiveness of controls over information technology general controls (“ITGCs”) for certain information systems and applications, specifically related to evidencing and maintaining sufficient documentation of user access review controls, which had an impact on downstream controls that depend on the information derived from the ITGCs. Finally, with respect to the EV customer settlement, management's initial conclusion under IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") did not reflect the revenue portion of the EV customer settlement as a contract modification in the fourth quarter 2025 results.

These material weaknesses did not result in any restatement of the current or previously reported consolidated audited financial statements.

Management, including the CEO and CFO, do not expect that the Company's disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on ATS' Financial Statements for the year ended March 31, 2025, has issued an attestation report on the Company's ICFR as of March 31, 2025. Their attestation report is included with ATS' Consolidated Financial Statements.

Remediation plan for material weaknesses
In response to the material weaknesses, management, with oversight of the audit committee of the board of directors will: design and implement additional review and training procedures for control owners to enhance knowledge and understanding of IPE and the documentation requirements, particularly as it relates to information used in controls; design and implement specific control activities over the completeness and accuracy of IPE used in the execution of the Company's suite of controls; and design and implement specific review procedures over user access controls, including increasing the frequency of user access reviews. With respect to the EV matter, appropriate accounting of the transaction under IFRS 15 has been reflected in the Audited Consolidated Financial Statements. For clarity, in its MD&A, management has adjusted for this one-time event.

Management will continue to evaluate its ICFR and may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

Changes in internal control over financial reporting
During the year, the Company implemented policies and procedures designed to ensure its compliance with the Sarbanes-Oxley Act. Except for the remediation activities described above, there have been no other significant changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to affect, internal control over financial reporting.

Limitation on Scope
Paxiom was acquired on July 24, 2024, and Heidolph was acquired on August 30, 2024. Paxiom earnings were consolidated from July 24, 2024, and Heidolph earnings were consolidated from August 30, 2024. Management has not fully completed its review of internal controls over financial reporting for these newly acquired organizations. Since the acquisitions occurred within the 365 days of the reporting period, management has limited the scope of design and subsequent evaluation of disclosure controls and procedures and internal controls over financial reporting, as permitted pursuant to both National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings and Rules 13a-15 and 15d-15 under the U.S. Exchange Act. For the period covered by this MD&A, management has undertaken additional procedures to satisfy itself with respect to the accuracy and completeness of the acquired companies' financial information. The following summary of financial information pertains to the acquisitions that were included in ATS' Audited Consolidated Financial Statements.

(millions of dollars)
Revenue[1]	$74.2 million
Net income[1,3]	$(4.8) million
Current assets[2]	$74.2 million
Non-current assets[2]	$195.9 million
Current liabilities[2]	$44.8 million
Non-current liabilities[2]	$56.8 million
1 Results from July 24, 2024 to March 31, 2025
2 Balance sheet as at March 31, 2025
3 Net income includes items excluded from management's internal analysis of results, such as amortization expense of acquisition-related intangible assets, acquisition-related fair value adjustments to acquired inventories, finance costs, and certain other adjustments.

RISK FACTORS

Any investment in ATS will be subject to risks inherent to ATS' business. The following risk factors are discussed in the Company's Annual Information Form, which may be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

•Macroeconomic, geopolitical and other risks
◦International trade risk;
◦Macroeconomic condition risk;
◦Geopolitical disputes and conflicts, acts of war, terrorism, natural or other disasters, or other disruptive risks;

◦Availability of raw materials and other manufacturing inputs risk;
•Strategic risks
◦Strategy execution risks;
◦Acquisition risks;
◦Technology and innovation risk;
◦Artificial intelligence risk;
◦New product and/or services market acceptance, obsolescence, and commercialization risk;
•Operational risks
◦Security breaches or disruptions of information technology systems risk;
◦Pricing, quality, and delivery risk;
◦First-time program and production risks;
◦Expansion risks;
◦Automation systems pricing risk;
◦Revenue mix risk;
◦Product, failure risks;
◦Availability of human resources and dependence on key personnel risks;
◦Restructuring and work stoppage risk;
◦Regional energy shortages; price increases;
◦Lengthy sales cycles and quarterly results variability risk;
◦Dependence on performance of subsidiaries risk;
◦Risks related to operations in China;
•Commercial and customer related risks
◦Competition risk;
◦Customer concentration risk;
◦Cumulative loss of several significant contracts risk;
◦Other customer-related risks;
◦Lack of long-term customer commitment risk;
◦Industry consolidation risk;
◦Volume risk;
◦Risks associated with product businesses;
•Other external risks
◦Action of activists risks;
◦Infectious disease, pandemic, or similar public health threat risks;
◦Sustainability risk;
•Liquidity, financial, legal and regulatory risks
◦Liquidity, access to capital markets, and leverage risk;
◦Restrictive covenants risk;
◦Availability of performance and other guarantees from financial institutions risk;
◦Litigation risk;
◦Insurance coverage risk;
◦Foreign exchange risk;
◦Doing business in foreign countries risk;
◦Legislative compliance risk;
◦Environmental compliance risk;
◦Canadian Corruption of Foreign Public Officials Act (CFPOA), United States Foreign Corrupt Practices Act (FCPA), and Anti-bribery laws risk;
◦Intellectual property risks;
◦Insolvency or financial distress of third parties risk;
◦Impairment of intangible assets risk;
◦Income and other taxes and uncertain tax liabilities risk;

◦Internal controls risk;
◦Cost of compliance risk;
•Risks relating to owning securities
◦Share price volatility risk; and
◦Foreign private issuer risk.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; the development of the Company's digitalization capabilities; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the Company's Order Backlog partially mitigating the impact of variable Order Bookings; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company's approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the cash payment and the benefit of receiving such cash payment in the near term under the Agreement with the Company's EV customer; the impact of the Agreement on the financial position of the Company, including the expected improvement of net debt to pro forma adjusted EBITDA ratio upon receipt of the settlement amount from an EV customer; collection of payments from customers; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin over the long term; the uncertainty of supply chain dynamics; the anticipated range of revenues for the following quarter; expectation of realization of cost and revenue synergies from integration of acquired businesses; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities, including the reorganization activity implemented to reflect the expected decrease in demand for the Company's solutions in the EV space, and its ability to improve the cost structure of the Company, and the expected timing and cost of the reorganization activities; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2026; the remediation plan for material weaknesses in the Company's internal control over financial reporting; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts; and the Company's belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; the risk that Company will not be able to realize the expected benefit of receiving a cash payment in the near term under the Agreement with the Company's EV customer; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global price increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of adjusted revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' Annual Information Form, which are available on the SEDAR+ at www.sedarplus.com and on the U.S. Securities Exchange Commission's EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; management's assessment as to the project schedules across all customer contracts in Order Backlog, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin over the long term; the anticipated growth in the life sciences, food & beverage, consumer products, and energy markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company's ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company's competitive position in the industry; the Company's ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company's customers; due performance of the obligations under the Agreement; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence, and the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes.

Forward-looking statements included in this MD&A are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS' prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of ATS' operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", "adjusted income tax provision" and "free cash flow", are non-IFRS financial measures, "operating margin", "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of adjusted revenues", "net debt to pro forma adjusted EBITDA", and "adjusted effective tax rate" are non-IFRS ratios, and "reoccurring revenues", "custom integration and automation systems revenues", "products and equipment revenues", "service including spare parts revenues", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of adjusted revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of adjusted revenues. Organic revenue is defined as adjusted revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported adjusted revenues of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of adjusted revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions". Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of adjusted revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter adjusted revenues annualized. Adjusted income tax provision is defined as income tax provision including the tax impact of adjusting items and adjusting for one time tax impacts from transactions in prior periods. Adjusted effective tax rate is adjusted income tax expressed as a percentage of pre tax income. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Reoccurring revenue for ATS is defined as adjusted revenues from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular intervals. Custom integration and automation systems revenues are defined as adjusted revenues from end-to-end manufacturing solutions customized to customer needs. Products and equipment revenues are defined as adjusted revenues from modular or standardized equipment and other products. Services including spare parts revenues are defined as adjusted revenues from consulting, digital and other services, including aftermarket services and spares. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenues.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of adjusted revenues" to assess overall liquidity. Management uses adjusted effective tax rate to better evaluate actual tax impact on the financial performance of the Company. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Reoccurring revenues, custom integration revenues, products and equipment revenues and service including spare parts revenues are used by the Company to understand the revenue portfolio of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income (loss), (ii) adjusted net income to net income (loss), (iii) adjusted basic earnings per share to basic earnings (loss) per share (iv) free cash flow to its IFRS measure components (vi) adjusted revenues to revenue and (vii) organic revenue to revenue, in each case for the three- and twelve-months ended March 31, 2025 and March 31, 2024, is contained in this MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of adjusted revenues and (ii) net debt to their IFRS measure components, in each case at both March 31, 2025 and March 31, 2024 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings (loss) from operations for the three- and twelve-months ended March 31, 2025 and March 31, 2024 is also contained in this MD&A (see "Earnings and Adjusted Earnings from Operations"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and twelve-months ended March 31, 2025 and March 31, 2024 is also contained in this MD&A (see "Order Backlog Continuity").